Exhibit 19.1

Wag! Group Co.
Securities Trading Policy
Executive Summary
Wag! Group Co. and its subsidiaries (collectively, the “Company” or “Wag!”) are committed to full compliance with U.S. federal and state securities laws (collectively, the “Securities Laws”). Members of the Board of Directors, officers and employees of the Company (collectively, “Wag! Associates”) must comply with all applicable laws and regulations concerning securities trading. Federal securities laws prohibit trading in securities of a company on the basis of “inside” information. These transactions are commonly referred to as “insider trading” or “trading on inside information.” It is also illegal to recommend to others (i.e., tipping) that they buy, sell or retain the securities to which such inside information relates. Anyone violating these laws is subject to personal liability and could face criminal penalties, including jail time. This Securities Trading Policy (the “Policy”) governs transactions by Wag! Associates of Company securities.
Policy Statement
A.As a general rule, Wag! Associates and their families are (i) free to exercise vested Company stock options and to sell any such Wag! common stock acquired upon such exercise, including as part of a cashless exercise of an option, and (ii) to buy or sell (“trade in”) Wag! common stock or other securities of Wag! (“Company Securities”), as long as they are not in possession of material non-public information concerning the Company.
B.Wag! Associates are prohibited from trading in Company Securities or the securities of other companies with which Wag! may be transacting business whenever such Associates are in possession of material non-public information concerning Wag! or any such other company.
C.No Wag! Associate may disclose or “tip” material non-public information to any other person (including family members), and no Wag! Associate may make buy or sell recommendations on the basis of material non-public information. Wag! Associates should also take care before trading on the recommendation of others to ensure that the recommendation is not the result of an illegal “tip.”
D.Wag! reserves the right to impose on certain Wag! Associates, including members of the Company’s Board of Directors, executive officers and certain Designated Individuals who are specifically advised of their status by their supervisor, “windows” of time during the fiscal year during which transactions in Company Securities may be conducted (“Window Periods”). Such individuals are subject to more stringent restrictions on when they may trade in Company Securities, as discussed below.
E.The Company considers it inappropriate for Wag! Associates and their household and immediate family members, whether or not they possess material non-public information, to engage in short-term or speculative transactions in Company Securities. Therefore, short sales (i.e., selling stock that is not owned and borrowing the shares to make delivery), trading in options, warrants, puts and calls or hedging transactions are prohibited.

I.Prohibition against Insider Trading and Tipping (applicable to all Wag! Associates)
The Securities Laws impose restrictions on the manner in which anyone may buy, sell or otherwise trade in the securities of any publicly traded company, including Wag!. It is the policy of Wag! to comply with all applicable Securities Laws, to inform Wag! Associates of the consequences of trading in violation of such laws, and to insist that Wag! Associates comply with all applicable Securities Laws when trading in Wag! securities.
This Policy Statement applies to Wag! Associates at every level and to members of their immediate families and households. Violation of Wag!’s trading policy constitutes grounds for severe disciplinary action, up to and including termination of employment. In addition, violations of the Securities Laws carry the potential of severe criminal and civil penalties, including substantial monetary fines and imprisonment.
You may not, directly or indirectly, purchase or sell Wag! common stock or any other securities of Wag! (“Company Securities”) at any time when you possess material non-public information concerning the Company. In addition, you may not give material non-public information to another person.
Whenever an employee of Wag! possesses material non-public information relating to Wag! or to any other company with which Wag! may be considering a transaction (for example, a potential acquisition or a material contract), it is Wag!’s policy that neither the employee nor members of his or her immediate family or household may buy or sell the stock or other securities of Wag! or of the company about which the material non-public information relates. Equally important, the information may not be passed along or “tipped” to others. Employees should assume that information that would affect their consideration of whether to trade, or which might tend to influence the price of the security, is material. As a general rule, if you think that you have inside information, you probably do.
In addition, it is generally the practice of the Company not to respond to inquiries and/or rumors concerning the Company’s affairs. If you receive inquiries concerning the Company from the media or the stock exchanges or inquiries from securities or investment analysts or others in the financial or business community, you should refer such inquiries, without comment, to the Corporate Compliance Officer, Chief Financial Officer or the Company’s Investor Relations Department.
What is Material Non-Public Information?
Material non-public information (often referred to as MNPI) includes information: (i) which is not available to the public at large; and (ii) which could affect the market price of a stock or other security; and (iii) to which a reasonable investor would attach importance in deciding whether to buy, sell or retain the security. Examples of non-public information that would generally be regarded as material are:
•projections by Wag! of future earnings (or losses);
•earnings results, estimates and guidance on earnings and changes in previously released earnings results, estimates or guidance;
•new service offerings or significant news relating to service offerings;

•restructuring or layoffs;
•information about cybersecurity risks and incidents;
•news of a pending or proposed merger or acquisition (or due diligence activity with a view toward such a transaction);
•declaration of a stock split or changes in dividend policies;
•material changes in senior management; and
•the gain or loss of a substantial customer or supplier.
Note that both positive and negative information may be considered material. Note also that the foregoing list is not exclusive and that other types of information may constitute “material non-public information.”
When is Information Available to the Public?
Information is considered to be available to the public only when it has been widely disseminated and released to the public through appropriate channels (e.g., by means of a press release on the financial wire services, such as Wag! ’s quarterly or annual earnings releases or the filing of reports with the U.S. Securities and Exchange Commission (“SEC”), such as Wag! ’s Forms 10-K and 10-Q reports AND enough time has elapsed to permit the investment market to absorb and evaluate the information. While there is no definitive rule, information released through appropriate channels can generally be considered to be available to the public after the passage of two full trading days from the date and time of release of the information by Wag!.
What is Tipping?
Communication of material non-public information to an outside party, whether that party trades on the information or not, is known as “tipping” and is prohibited under both Wag! policies and the Securities Laws. Passing on a “hot tip,” including disclosure of the kinds of material non-public information described above about Wag! or any firm with which it may be engaged in a transaction, constitutes you as the “Tipper” and the recipient as the “Tippee.” Both parties could face serious legal consequences.
II.Certain Wag! Associates are Subject to More Stringent Restrictions.
Certain Wag! Associates, by virtue of their positions or access to sensitive information of the Company on a regular basis, are subject to more stringent restrictions in order to avoid even the “appearance” that they might be trading on inside information. These Associates include the Company’s Board of Directors and senior management (Vice Presidents and above at all locations) as well as certain Wag! Associates who are specifically advised that this more restrictive policy applies to them (the “Designated Individuals”).
Window Periods
The Company’s Board of Directors, executive officers and certain Designated Individuals are subject to specified Window Periods which generally begin after the second full trading day following the public release of the Company’s quarterly or annual earnings information for the prior fiscal quarter or year and closes 10 business days prior to the end of each fiscal quarter of the Company. After the close of the Window Period, affected persons may not purchase, sell or otherwise dispose of any Company Securities. The prohibition against trading while aware of, or tipping of, material non-public information applies even during a Window Period. Remember that in an open Window Period, you are still subject to insider trading restrictions and may not assume that you are free to trade. You must always evaluate the information in your possession and decide whether it is material non-public information. For example, if during an open Window Period, a material acquisition or divestiture is pending or a forthcoming publication in the financial press may affect the relevant securities market, you may not trade in Company Securities. Whenever you are in doubt, you should consult the Company’s Corporate Compliance Officer.
Even within the trading window, Section 16 Reporting Persons (as defined below) must pre- clear all trades with the Corporate Compliance Officer.
Wag! may close an open Window Period at any time as deemed appropriate by the Corporate Compliance Officer. In order to assist you in complying with this Policy, the Company will inform the affected persons electronically when the Window Period has opened and when the Window Period is about to close. The Company’s delivery or non-delivery of electronic communications does not relieve you of your obligation to only trade in Company Securities in full compliance with this Policy.
Pre-clearance of Trades
Members of the Company’s Board of Directors and executive officers of the Company (collectively, “Section 16 Reporting Persons”) and household and immediate family members of, trusts, corporations and other entities controlled by, any Section 16 Reporting Persons must obtain advance approval of the Corporate Compliance Officer before effecting transactions in Company Securities, including any exercise of an option (whether cashless or otherwise), gifts, loans, pledges, rights or warrant to purchase or sell such securities, contribution to a trust or other transfers, whether the transaction is for the individual’s own account, one over which he or she exercises control or one in which he or she has a beneficial interest. Section 16 Reporting Persons should submit a request for pre-clearance to the Corporate Compliance Officer at least two (2) business days in advance of the proposed transaction. Approval must be in writing, specifying the securities involved. Approval for transactions of Company Securities will generally be granted only during a Window Period as described above and the transaction may only be performed during the Window Period in which the approval was granted and in any event within two (2) business days from the date of approval.
Even if a proposed transaction receives pre-clearance approval, you still may not enter into the transaction if you are aware of material non-public information.
Discretionary Blackout Periods; Suspension of Trading
From time to time, the Company may require that Section 16 Reporting Persons, selected employees and/or others suspend trading in the Company Securities because of developments that have not yet been disclosed to the public. All those affected shall not trade in Company Securities while the suspension is in effect, and shall not disclose to others that the Company has suspended trading for certain individuals. Though these blackouts generally will arise because the Company is involved in a highly-sensitive transaction, they may be declared for any reason. If the Company declares a blackout to which you are subject, the Corporate Compliance Officer will notify you when the blackout begins and when it ends.
III.Additional Prohibited Transactions (applicable to all Wag! Associates and the Company’s Board of Directors)
Wag! considers it improper and inappropriate for any member of the Board of Directors, officer or other employee of the Company to engage in short-term or speculative transactions in Company Securities. Such activities may put the personal gain of the Insider in conflict with the best interests of the Company and its shareholders or otherwise give the appearance of impropriety. It is the Company’s policy that all Wag! Associates and members of the Board of Directors may not engage in any of the following transactions:
Short Sales
Short sales of Company Securities evidence an expectation on the part of the seller that they expect a decline in value, and therefore signal to the market that the seller has no confidence in the Company’s short-term prospects. In addition, short sales may reduce the seller’s incentive to improve the Company’s performance. For these reasons, short sales of Company Securities are prohibited. Section 16(c) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) prohibit the Company’s Section 16 officers from engaging in short sales.
Publicly Traded Options
A transaction in options is, in effect, a bet on the short-term movement of the Company’s Securities and, therefore, creates the appearance that the Wag! Associate is trading based on inside information. Transactions in options also may focus the Wag! Associate’s attention on short-term gains at the expense of the Company’s long-term objectives. Accordingly, transactions in derivative securities related to the Company’s Securities such as puts and calls, on an exchange or in any other organized market, are prohibited other than the exercise of a Company-issued stock option. (Option positions arising from certain types of hedging transactions are governed in the section below captioned “Hedging Transactions.”)
Hedging Transactions
Hedging or monetization transactions, including, but not limited to, collars, forward contracts, equity swaps and exchange funds, allow a person to receive cash similar to proceeds of disposition and to transfer part or all of the economic risk and/or return associated with the securities of an issuer without formally transferring the legal and beneficial ownership of such securities. These transactions allow the individual to continue to own the covered securities, but without the full risks and rewards of ownership. As such, the person may no longer have the same objectives as the Company’s other shareholders. Therefore, the Company prohibits the purchase or sale of derivatives, such as the hedging transactions described herein.
Pledging
Pledging transactions, including transactions involving Company Securities that are held in a margin account, provides collateral for a loan and serves as security in the event of default by the pledger. Margin or collateral calls as a result of default by the pledger could significantly depress the value of the Company’s Securities to the detriment of other shareholders. Additionally, margin or collateral calls may occur at a time when the pledger is aware of material non-public information or otherwise is not permitted to trade in the Company’s Securities. As such, the Company prohibits its directors and Section 16 officers from pledging Company Securities.
IV.Additional Rules Applicable to Section 16 Reporting Persons
Section 16
Section 16 Reporting Persons are subject to Section 16 of the Exchange Act which requires them to report acquisitions and dispositions of Company Securities to the SEC within two (2) business days after any transaction and to comply with the “short-swing” trading requirements. Section 16(b) of the Exchange Act provides, among other things, that Section 16 Reporting Persons who purchase and sell (or sell and purchase) Company Securities (or derivative securities, such as stock options, which are convertible into or exercisable for common stock of the Company) within a six-month period and who realized a profit on such “matched” purchase and sale (or sale and purchase), will be required to pay such profit to the Company, whether or not they possess any material, non-public information. Under Section 16(b), good faith, absence of inside information or lack of intent on the part of the Section 16 Reporting Person is immaterial.
Special Treatment of Stock Options
Most stock options and other derivative securities are treated as the functional equivalent of the underlying security. Therefore, the acquisition of a derivative security is treated as a purchase of the underlying security and the exercise or conversion thereof is not a purchase because it does not represent, in economic terms, a change in beneficial ownership, but rather is merely a change in the form of the same investment. For Section 16 purposes, a derivative security and such underlying security are deemed to be the same class of equity. As a result, for purposes of short-swing profit recovery under Section 16(b), transactions in stock options can be matched against each other and against transactions in the underlying common stock of the Company. However, stock options granted pursuant to the Company’s stock option plans are generally exempt pursuant to Rule 16b-3. Similarly, stock option exercises are not deemed to be sales pursuant to Rule 16b-3. For example, once a stock option has been exercised and the underlying security has been sold, only the sale of such underlying security is subject to the provisions of Section 16 of the Exchange Act.
Rule 144
Pursuant to Rule 144 of the Securities Act of 1933, as amended, securities owned by any person who directly or indirectly controls the management and activities of the issuing company are “control” securities and such individuals are called “control persons” or “affiliates.” Therefore, in addition to being deemed Section 16 Reporting Persons, all members of the Board of Directors and certain designated officers of the Company are also deemed “control persons” and are subject to the requirements of this rule.
The rules governing Rule 144 and Section 16 are detailed and complex and in some cases ambiguous. Therefore, any questions as to their applicability should be directed to the Corporate Compliance Officer.

Pre-clearance
All transactions in Company Securities by Section 16 Reporting Persons must be pre-cleared in accordance with the procedures described in the section above captioned “Pre-clearance of Trades.”
V.10b5-1 Trading Plans
Under Rule 10b5-1, members of the Board of Directors, officers and employees can establish an affirmative defense to an illegal insider trading charge by the SEC when their trades are made pursuant to a pre-existing trading plan satisfying the elements described below. A 10b5- 1 trading plan is a binding, written contract between you and your broker that specifies the price, amount, and date of trades to be executed in your account in the future, or provides a formula or mechanism that your broker will follow. A 10b5-1 trading plan must be established at a time when you are not aware of any material non-public information and must not permit you to exercise any subsequent control or influence over how, when or whether the purchases or sales are made. A 10b5-1 trading plan allows members of the Board of Directors, officers and employees to trade pursuant to the criteria specified in the plan even when in possession of material non-public information. Affected persons subject to the pre-clearance requirements of this Policy can only enter into these trading plans during an open Window Period.
Prior to entering into a 10b5-1 trading plan, you must obtain the approval of the Corporate Compliance Officer. The Corporate Compliance Officer, or his or her designee, will review the proposed 10b5-1 trading plan for compliance with this Policy and the Company’s stock ownership and retention guidelines. The Corporate Compliance Officer reserves the right to withhold approval of any 10b5-1 trading plan that he or she determines is not consistent with the rules regarding such plans. Notwithstanding any approval of a 10b5-1 trading plan, the Company assumes no liability for the consequences of any transaction made pursuant to such plan.
If you enter into a 10b5-1 trading plan, your 10b5-1 trading plan should be structured to avoid purchases or sales shortly before known announcements, such as quarterly or annual earnings announcements. Even though transactions executed in accordance with a properly formulated 10b5-1 trading plan are exempt from the insider trading rules, the trades may nonetheless occur at times shortly before the Company announces material news, and the investing public and media may not understand the nuances of trading pursuant to a 10b5-1 trading plan. This could result in negative publicity for you and the Company if the SEC were to investigate your trades.
Any modification of a pre-approved 10b5-1 trading plan requires pre-approval by the Corporate Compliance Officer. Such modification must occur before you become aware of any material non- public information and must comply with the rules regarding 10b5-1 trading plans and, if you are subject to Window Period restrictions, during a Window Period.
Early termination of or an amendment to an existing 10b5-1 trading plan may compromise an affirmative defense against insider trading with respect to purchases or sales that were executed before the termination or modification. Terminations or an amendment to a 10b5-1 trading plan should be carefully considered and used only on a limited basis and are strongly discouraged. Amendments to 10b5-1 trading plans may indicate that you have active control over the plan which could lead to heightened scrutiny by the SEC of all sales made pursuant to the plan.

Section 16 Reporting Persons with 10b5-1 trading plans should be aware that any transactions pursuant to such trading plans are required to be reported to the SEC within two (2) business days after execution and the plan must require your broker to notify the Corporate Compliance Officer before the close of business on the day after execution of the transaction.
The rules regarding 10b5-1 trading plans are complex and must be complied with completely to be effective as an affirmative defense to an insider trading allegation. You should consult with your own legal advisor before proceeding.
VI.General Provisions
Application after Termination. This Policy continues to apply after your termination of employment or other affiliation with the Company for as long as you are aware of material non-public information or until such time as the information is no longer material.
Confidentiality of Policy Decisions. You should keep information concerning the operation of this Policy such as the granting or withholding of pre-clearance in strict confidence. Knowledge of certain decisions made pursuant to this Policy could itself constitute material non-public information.
Administration. The Corporate Compliance Officer is responsible for interpreting and updating this Policy as required.
REMEMBER:
•If you are in possession of material non-public information regarding Wag! at any time, you are prohibited from trading in Wag! securities and from “tipping” others.
If you have any questions regarding insider trading or this Policy, contact the Corporate Compliance Officer.
As of August 9, 2022

CERTIFICATION
I hereby certify that:
•I have read and understand the Wag! Group Co. Securities Trading Policy.
•I understand that the Company’s Corporate Compliance Officer is available to answer any questions that I have regarding this Policy, or in his/her absence I can contact the Company’s Chief Financial Officer.
•I will continue to comply with the Policy for as long as I am a Wag! Associate, or for as long as I am in possession of material non-public information.
•I understand that insider trading is a crime, may subject me to serious financial penalties and termination of employment, and is strictly prohibited by the Policy.

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